Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(in millions)	Nine Months Ended September 30,
	2005	2004
Earnings:
Earnings before income taxes and accounting changes	$4,408	$3,730
Add: Interest expense	120	112
Add: One-third of rental expense (a)	185	171

Total earnings	$4,713	$4,013

Fixed Charges:
Interest expense	$120	$112
Interest capitalized	25	18
One-third of rental expense (a)	185	171

Total fixed charges	$330	$301

Ratio of Earnings to Fixed Charges	14.3	13.3

(a)	Considered to be representative of interest factor in rental expense.